UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 22, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

21 June 2012

Novo Nordisk to initiate phase 3 development of semaglutide, a once-weekly GLP-1 analogue

Novo Nordisk today announced the decision to initiate the global phase 3 development programme for semaglutide, a once-weekly human GLP-1 (Glucagon-Like Peptide-1) analogue.

Semaglutide successfully completed phase 2 development in 2010. At that time, it was decided to compare semaglutide with a once-weekly formulation of liraglutide being studied in phase 1 trials before selecting a candidate for phase 3 development. Liraglutide is the active component in Victoza®, Novo Nordisk’s once-daily human GLP-1 product.

These, now completed, phase 1 trials reconfirmed the safety profile of liraglutide, but semaglutide has been assessed to have a more attractive profile for once-weekly administration. Consequently, Novo Nordisk has decided to focus on further development of semaglutide, while no further clinical activities with the once-weekly version of liraglutide are expected.

“We are excited about the opportunity that semaglutide represents to further improve type 2 diabetes therapy within the GLP-1 class,” says Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. “The clinical data for semaglutide, in terms of glucose control, weight loss and a low level of hypoglycaemic events after weekly dosing, hold great promise for a differentiated profile and improvement to the treatment of patients with type 2 diabetes”.

Novo Nordisk now plans to initiate the first phase 3 study in the SUSTAIN™ programme in the first half of 2013. The global clinical development programme is expected to include more than 8,000 patients.

Company announcement No 40 / 2012				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

About Victoza® (liraglutide)

Victoza® is a human GLP-1 analogue that is 97% similar to endogenous human GLP-1. Like natural GLP-1, Victoza® works by stimulating the beta cells to release insulin and to suppress glucagon secretion from the alpha cells only when blood sugar levels are high. Due to this glucose-dependent mechanism of action, Victoza® is associated with a low rate of hypoglycaemia. The mechanism of blood sugar lowering also involves a delay in gastric emptying.

Victoza® has been commercially launched in more than 50 countries globally, including the US, China, Japan, the Arabian Peninsula and a number of countries in Europe, Asia and South America. It will be available in other markets throughout 2012.

About semaglutide

Semaglutide is a human GLP-1 analogue developed for once-weekly treatment of type 2 diabetes patients. The mechanism behind blood glucose lowering and reduction of body weight follows the same principles as liraglutide; however, with a longer intrinsic circulation half-life. Hence, the semaglutide molecule has a pharmacokinetic profile particularly suitable for once-weekly subcutaneous administration.

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 33,000 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Anne Margrethe Hauge	Kasper Roseeuw Poulsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 4303
amhg@novonordisk.com	krop@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com
In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company announcement No 40 / 2012				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 22, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer